Citigroup Global Markets Holdings Inc.
Guaranteed by Citigroup Inc.

5 Year Callable Barrier Securities Linked to the S&P 500 Futures Excess Return Index

Preliminary Terms

This summary of terms is not complete and should be read with the pricing supplement below

Issuer:	Citigroup Global Markets Holdings Inc.
Guarantor:	Citigroup Inc.
Underlying:	The S&P 500 Futures Excess Return Index (ticker "SPXFP")
Pricing date:	February 24, 2026
Valuation date:	February 24, 2031
Maturity date:	February 27, 2031
Redemption:	We may call the securities, in whole and not in part, for mandatory redemption on any potential redemption date upon not less than three business days' notice. Following an exercise of our call right, you will receive for each security you then hold an amount in cash per security equal to $1,000 plus the premium applicable to that potential redemption date.
Premium:	• March 1, 2027: 14.00% of the stated principal amount • February 29, 2028: 28.00% of the stated principal amount • March 1, 2029: 42.00% of the stated principal amount • February 28, 2030: 56.00% of the stated principal amount
Final barrier value:	60% of the initial underlying value
CUSIP / ISIN:	17332TVB2 / US17332TVB24
Initial underlying value:	The closing value of the underlying on the pricing date
Final underlying value:	The closing value of the underlying on the valuation date
Underlying return:	(Final underlying value - initial underlying value) / initial underlying value
Upside participation rate:	200%
Return amount:	$1,000 × the underlying return × the upside participation rate
Payment at maturity (if we do not redeem the securities prior to maturity):	• If the final underlying value is **greater than** the initial underlying value: $1,000 + the return amount • If the final underlying value is **less than or equal to** the initial underlying value but **greater than or equal to** the final barrier value: $1,000 • If the final underlying value is **less than** the final barrier value: $1,000 + ($1,000 × the underlying return) If we do not redeem the securities prior to maturity and the final underlying value is less than the final barrier value, you will receive significantly less than the stated principal amount of your securities, and possibly nothing, at maturity. All payments on the securities are subject to the credit risk of Citigroup Global Markets Holdings Inc. and Citigroup Inc.
Stated principal amount:	$1,000 per security
Pricing Supplement:	Preliminary Pricing Supplement dated January 27, 2026

Hypothetical Payment per Security Upon Redemption

Potential Redemption Date	Premium	Hypothetical Redemption Amount
March 1, 2027	14.00%	$1,140.00
February 29, 2028	28.00%	$1,280.00
March 1, 2029	42.00%	$1,420.00
February 28, 2030	56.00%	$1,560.00

If we do not elect to redeem the securities prior to maturity, then you will not have an opportunity to receive the premium.

Hypothetical Payment at Maturity*


$2,000
$1,800
$1,600
$1,400
$1,200
$1,000
$800
$600
$400
$200
$0
Payment at Maturity
A
B
C
-100% -80% -60% -40% -20% 0% 20% 40% 60% 80% 100%
Underlying Return
The Underlying
The Securities

	Hypothetical Underlying Return	Hypothetical Security Return	Hypothetical Payment at Maturity
	50.00%	100.00%	$2,000.00
C	25.00%	50.00%	$1,500.00
	10.00%	20.00%	$1,200.00
	0.00%	0.00%	$1,000.00
B	-20.00%	0.00%	$1,000.00
	-40.00%	0.00%	$1,000.00
	-40.01%	-40.01%	$599.90
A	-75.00%	-75.00%	$250.00
	-100.00%	-100.00%	$0.00

*Assumes we have not redeemed the securities prior to maturity.

Citigroup Global Markets Holdings Inc. Guaranteed by Citigroup Inc. Selected Risk Considerations • You may lose a significant portion or all of your investment. If we do not redeem the securities prior to maturity and the final underlying value is less than the final barrier value, you will lose 1% of the stated principal amount of your securities for every 1% by which the underlying has depreciated from the initial underlying value to the final underlying value. • The securities do not pay interest. • We may redeem the securities at our option prior to maturity, which would result in your losing the opportunity to participate in any appreciation of the underlying at maturity. • You will not receive dividends or have any other rights with respect to the underlying. • Your payment at maturity depends on the closing level of the underlying on a single day. • The securities are subject to the credit risk of Citigroup Global Markets Holdings Inc. and Citigroup Inc. If Citigroup Global Markets Holdings Inc. defaults on its obligations under the securities and Citigroup Inc. defaults on its guarantee obligations, you may not receive anything owed to you under the securities. • The securities will not be listed on any securities exchange and you may not be able to sell them prior to maturity. • The estimated value of the securities on the pricing date will be less than the issue price. For more information about the estimated value of the securities, see the accompanying preliminary pricing supplement. • The value of the securities prior to maturity will fluctuate based on many unpredictable factors. • The underlying is expected to underperform the total return performance of the S&P 500 ® Index because the performance of the underlying is expected to be reduced by an implicit financing cost, and any increase in this cost will adversely affect the performance of the securities. • The calculation agent may make determinations in connection with a material modification event and the early redemption amount that could adversely affect your return upon early redemption. • The issuer and its affiliates may have economic interests that are adverse to yours. • The U.S. federal tax consequences of an investment in the securities are unclear. The above summary of selected risks does not describe all of the risks associated with an investment in the securities. You should read the accompanying preliminary pricing supplement and product supplement for a more complete description of risks relating to the securities. Additional Information Citigroup Global Markets Holdings Inc. and Citigroup Inc. have filed registration statements (including the accompanying preliminary pricing supplement, product supplement, underlying supplement, prospectus supplement and prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the accompanying preliminary pricing supplement, product supplement, underlying supplement, prospectus supplement and prospectus in those registration statements (File Nos. 333 - 270327 and 333 - 270327 - 01) and the other documents Citigroup Global Markets Holdings Inc. and Citigroup Inc. have filed with the SEC for more complete information about Citigroup Global Markets Holdings Inc., Citigroup Inc. and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, you can request these documents by calling toll - free 1 - 800 - 831 - 9146. Filed pursuant to Rule 433 This offering summary does not contain all of the material information an investor should consider before investing in the securities. This offering summary is not for distribution in isolation and must be read together with the accompanying preliminary pricing supplement and the other documents referred to therein, which can be accessed via the link on the first page.